September 27, 2018

Koichi Ishizuka
President
Photozou Holdings, Inc.
4-30-4F, Yotsuya
Shinjuku-ku, Tokyo, 160-004, Japan

       Re: Photozou Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 17, 2018
           File No. 333-226627

Dear Mr. Ishizuka:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2018 letter.

Registration Statement on Form S-1/A, filed on September 17, 2018

Management's Discussion and Analysis, page 15

1. We note your response to our prior comment six. Please expand the discussion of your results of operations to describe, quantify and evaluate the components of your revenues, cost of revenues and other expenses. For example, under "Revenues," revise to further explain the "influx of operations" that resulted in the increase in revenues over the periods you are comparing. In this regard, indicate the number of used cameras sold over each period and the extent to which the increase in revenues was attributable to changes in the number of cameras sold versus the average revenue generated by camera sales. Disclose
 Koichi Ishizuka
Photozou Holdings, Inc.
September 27, 2018
Page 2
       the percentage revenue increase attributed to used camera sales and the percentage increase attributed to advertising services. In addition, discuss and quantify the components of your cost of revenues for used camera sales and advertising services as well as your other expenses.
Certain Relationships and Related Transactions, page 26

2. We note your response to our prior comment 12. Please advise us why you did not include Mr. DeNunzio as a promoter under the five year look-back under
Item 404(d) or
       Regulation S-K. We note that he transferred his shares of common stock to Photozou
       Co.Ltd. on January 13, 2017.
        You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French,
Accountant Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



                                                            Sincerely,
FirstName LastNameKoichi Ishizuka
                                                            Division of
Corporation Finance
Comapany NamePhotozou Holdings, Inc.
                                                            Office of
Telecommunications
September 27, 2018 Page 2
cc:       Jeff DeNunzio
FirstName LastName